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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48454

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AVERIL CAPITAL MARKETS GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 AVENUE OF THE STARS, SUITE 350
(No. and Street)

LOS ANGELES CALIFORNIA 90067
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DIANA L. MARANON 310/553-5351
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/8/13

OATH OR AFFIRMATION

I, DIANA L. MARANON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AVERIL CAPITAL MARKETS GROUP, INC., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature DIANA L. MARANON

PRESIDENT
Title

Notary Public

JEREMY STEPEN
Commission # 1853216
Notary Public - California
Los Angeles County
My Comm. Expires Jun 8, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss). See Attached Document
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ **(o) Independent Auditors' Report on Internal Accounting Control**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

CIVIL CODE § 1189

State of California

County of Los Angeles

On 2/19/13 (Date) before me, Jeremy Stepen, Notary Public, (Here Insert Name and Title of the Officer)

personally appeared Diena L. Maranon (Name(s) of Signer(s))

,

JEREMY STEPEN
Commission # 1853216
Notary Public - California
Los Angeles County
My Comm. Expires Jun 8, 2013

Place Notary Seal Above

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature: [signature] (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report

Document Date: 12/31/12 Number of Pages: 01

Signer(s) Other Than Named Above: None

Capacity(ies) Claimed by Signer(s)

Signer 1	Signer 2
Signer's Name: Diena L. Maranon	Signer's Name:
☒ Corporate Officer — Title(s): President	☐ Corporate Officer — Title(s):
☐ Individual	☐ Individual
☐ Partner — ☐ Limited ☐ General	☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact	☐ Attorney in Fact
☐ Trustee	☐ Trustee
☐ Guardian or Conservator	☐ Guardian or Conservator
☐ Other:	☐ Other:
Signer Is Representing:	Signer Is Representing:
RIGHT THUMBPRINT OF SIGNER — Top of thumb here	RIGHT THUMBPRINT OF SIGNER — Top of thumb here

Item #5907

AVERIL CAPITAL MARKETS GROUP, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

(With Independent Auditors' Report Thereon)

GBG LLP

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

AVERIL CAPITAL MARKETS GROUP, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

(With Independent Auditors' Report Thereon)

AVERIL CAPITAL MARKETS GROUP, INC.

TABLE OF CONTENTS

Independent Auditor's Report......1-2

Financial Statements

Statement of Financial Condition......3

Statement of Income(Loss)......4

Statement of Changes in Stockholder's Equity......5

Statement of Cash Flows......6

Notes to the Financial Statements......7-10

Additional Information

Computation of Net Capital Pursuant to Rule 15c3-1......11

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3......12

Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3......13

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3......14-15

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Averil Capital Markets Group, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Averil Capital Markets Group, Inc. (the Company) as of December 31, 2012, and the related statements of income(loss), changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Averil Capital Markets Group, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 11-13 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 11-13 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 11-13 is fairly stated in all material respects in relation to the financial statements as a whole.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 20, 2013

AVERIL CAPITAL MARKETS GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS		
Cash	$	33,642
Receivables		57,149
Due From Related Parties		38,920
Rental Deposits		10,732
Deferred Tax Asset		295,000
Property and Equipment		27,393
TOTAL ASSETS	$	462,836
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts Payable and Accrued Expenses	$	20,053
TOTAL LIABILITIES		20,053
STOCKHOLDER'S EQUITY		
Common Stock (no par value per share; authorized, issued and outstanding - 1,000 shares)		10,000
Additional Paid in Capital		1,010,363
Retained Earnings (Accumulated Deficit)		(577,580)
STOCKHOLDER'S EQUITY		442,783
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	462,836

The accompanying notes are an integral part of these financial statements.

AVERIL CAPITAL MARKETS GROUP, INC.
STATEMENT OF INCOME(LOSS)
YEAR ENDED DECEMBER 31, 2012

REVENUES	
Fees	$ 230,000
TOTAL REVENUES	230,000
OPERATING EXPENSES	
Auto Expense	31,300
Bank Service Charges	1,325
Business Promotion	2,837
Courier	486
Database	26,343
Depreciation	15,064
Dues and Subscriptions	3,146
Equipment Rental	6,840
Insurance	11,539
Office Supplies	3,678
Professional Fees	14,222
Salaries, Wages, Staff Costs and Benefits	163,288
Parking	8,644
Publications	3,923
Rent	139,666
Repairs and Maintenance	9,431
Telephone	8,097
Meals and Entertainment	9,536
Travel	3,756
Other Operating Expenses	4,330
TOTAL EXPENSES	467,451
INCOME(LOSS) BEFORE INCOME TAXES	(237,451)
INCOME TAX BENEFIT	(98,200)
NET INCOME(LOSS)	$ (139,251)

The accompanying notes are an integral part of these financial statements.

AVERIL CAPITAL MARKETS GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2012

	Common Stock	Additional Paid In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholder's Equity
Balance, January 1, 2012	$ 10,000	$ 734,000	$ (438,329)	$ 305,671
Additional Paid In Capital	-	276,363	-	276,363
Net Income(loss)	-	-	(139,251)	(139,251)
Balance, December 31, 2012	$ 10,000	$ 1,010,363	$ (577,580)	$ 442,783

The accompanying notes are an integral part of these financial statements.

AVERIL CAPITAL MARKETS GROUP, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012

CASH FLOWS USED FOR OPERATING ACTIVITIES		
Net Income(Loss)	$	(139,251)
Adjustments to Reconcile Net Income to Net Cash Used For Operating Activities		
Deferred Tax Asset		(99,000)
Depreciation Expense		15,064
(Increase) Decrease In:		
Accounts Receivable		(55,000)
Increase (Decrease) In:		
Accounts Payable and Accrued Expenses		20,053
Net Cash Used For Operating Activities		(258,134)
CASH FLOWS USED FOR INVESTING ACTIVITIES		
Purchases of Property and Equipment		(1,741)
Net Cash Used For Investing Activities		(1,741)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES		
Increase in Receivable From Related Entities		(36,053)
Additional Paid in Capital		276,363
Net Cash Provided By Financing Activities		240,310
CHANGE IN CASH		(19,565)
BEGINNING CASH		53,207
ENDING CASH	$	33,642
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash Payments For Taxes	$	800
Cash Payments For Interest	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 - GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Averil Capital Markets Group Inc. (the "Company") is a registered broker-dealer incorporated under the laws of the State of California maintaining its only office in Los Angeles, California, and is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1. The Company operates pursuant to the (K) (2) (i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company's revenue has consisted of consulting fees and transaction fees earned in connection with its advisory activities.

Averil Capital Markets Group, Inc. is a boutique corporate advisory practice offering specialized financial advisory services to a broad roster of clients ranging from small, emerging growth to middle market companies. In particular, the Company specializes in mergers and acquisitions and capital-raising transactions. Under the primary direction of Ms. Maranon, the Company offers advisory services across various transactional situations including acquisitions, divestitures, private placements and recapitalizations. The Company also provides specialized consulting services in connection with transactional events requiring substantial specialized advice such as launching an initial public offering, formulating a capitalization strategy for a new company, or developing an international mergers and acquisitions program.

Method of Accounting
The Company's financial statements have been prepared using the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America

Use of Estimates
Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2012.

At December 31, 2012 and periodically throughout the year, the Company has maintained balances in bank accounts in excess of federally insured limits.

Property and Equipment
Property and equipment are stated at cost. Depreciation has been provided using straight line methods over the assets' estimated useful lives which range from 3 to 15 years.

NOTE 1 - GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

SIPC Assessments

The SIPC assessments have been determined fairly in accordance with applicable instructions remitted timely.

Income Taxes

Income tax expense includes federal and state taxes currently payable and deferred income taxes. Deferred taxes result from timing differences between reporting for financial statement purposes and tax purposes primarily consisting of the tax benefits of net operating loss carryforwards.

Subsequent Events

Management has evaluated events and transactions occurring subsequent to year-end through the date that the financial statements were available for distribution, which was February 20, 2013. No transactions or events were found that were material enough to require recognition in the financial statements.

NOTE 2 - PROPERTY AND EQUIPMENT

The cost and related accumulated depreciation of property and equipment are shown in the following table.

Office Furnishings	$ 160,657
Leasehold Improvements	46,101
Furniture	67,769
Computers & Office Equipment	146,612
	421,139
Less accumulated depreciation	393,746
Net property and equipment	$ 27,393

NOTE 3 - COMMITMENTS & CONTINGENCIES

The Company leases office space under the terms of an agreement which expires during the year ended December 31, 2016. Required minimum annual payments under the terms of the agreement are shown in the following table.

2013	$	140,348
2014		144,592
2015		148,930
2016		12,441
	$	446,311

Total rent expense for the year was $139,666.

NOTE 4 - INCOME TAXES

The provision for these taxes during the year ended December 31, 2012 is shown in the following table.

	Federal	State	Total
Current Tax	$ -	$ 800	$ 800
Deferred Tax	(76,000)	(23,000)	(99,000)
	$ (76,000)	$ (22,200)	$ (98,200)

The approximate effective tax rate is 34%. This is comprised of an approximate combined 25% average Federal tax rate and 8.84% State flat tax rate.

The Company incurred losses so that there is no current tax due except for a State of California minimum franchise tax of $800.

Deferred taxes result from timing differences between reporting for financial statement purposes and tax purposes primarily consisting of the tax benefits of net operating loss carryforwards. The deferred tax benefit of the federal and state net operating loss carryover has been estimated using the effective tax rates noted above and are shown in the following table.

Federal net operating loss not currently deductible	213,000
State of California Net operating loss not currently deductible.	82,000
Deferred tax asset	$ 295,000

Net operating losses expire 20 years after the year in which they arose, during the years from 2027 to 2032. No valuation allowance has been recorded to reduce the value of the deferred tax asset as management believes that they will be able to use the net operating losses before they expire.

NOTE 5 - NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2012 the net capital was $13,589 which exceeded the required minimum capital by $8,589. The aggregate indebtedness to net capital ratio was 1.476 to 1.

AVERIL CAPITAL MARKETS GROUP, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2012

Net Capital Computation		
Total Equity from the Statement of Financial Condition		$ 442,783
Less non-allowable assets:		
Receivables	57,149	
Due From Related Parties	38,920	
Property and Equipment	27,393	
Rental Deposit	10,732	
Deferred Tax Asset	295,000	
		429,194
Net Capital		$ 13,589
Computation of Basic Net Capital Requirement		
Minimum Capital required (6 2/3% of aggregate indebtedness)		$ 1,337
Minimum dollar net capital required		$ 5,000
Net Capital requirement(Greater of two figures)		$ 5,000
Excess net capital		$ 8,589
Computation of Ratio of Aggregate Indebtedness to Net Capital		
Total aggregate indebtedness		$ 20,053
Ratio of aggregate indebtedness to net capital		1.476 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1		N/A

The computation of net capital as reported in the unaudited Part IIA filing agrees with the net capital above.

AVERIL CAPITAL MARKETS GROUP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2012

Not Applicable-A computation of reserve requirements is not applicable to Averil Capital Markets Group, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

AVERIL CAPITAL MARKETS GROUP, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2012

Not Applicable-Information relating to possession or control requirements is not applicable to Averil Capital Markets Group, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

GOODRICH·BARON·GOODYEAR LLP

Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
Averil Capital Markets Group, Inc.

In planning and performing our audit of the financial statements of Averil Capital Markets Group, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear LLP

Long Beach, California
February 20, 2013